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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                           SCHEDULE TO (RULE 14d-100)
               Tender Offer Statement Pursuant to Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                                ----------------

                              HOMESERVICES.COM INC.
                       (Name of Subject Company (Issuer))
                                ----------------

                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                       (Names of Filing Persons (Offeror))

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    437606106
                      (CUSIP Number of Class of Securities)
                                ----------------

                               Douglas L. Anderson
                              302 South 36th Street
                                    Suite 400
                              Omaha, Nebraska 68131
                            Telephone: (402) 231-1642
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                    Copy to:

                                 Peter J. Hanlon
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                            Telephone: (212) 728-8000


                            CALCULATION OF FILING FEE
============================================= ==================================
   Transaction Valuation                             Amount of Filing Fee
--------------------------------------------- ----------------------------------
            N/A                                               N/A
============================================= ==================================


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   Not applicable        Filing Party: Not applicable
    Form or Registration No.: Not applicable        Date Filed:   Not applicable

[X] Check the box if any part of the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement refers:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[X]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     The following is a press release issued by MidAmerican Energy Holdings
Company announcing the proposed tender offer and merger.

FOR IMMEDIATE RELEASE
For more information, contact:
Kevin Waetke, Director of Corporate Communications                (515) 281-2785

           MIDAMERICAN ANNOUNCES EXPECTED COMMENCEMENT OF TENDER OFFER
           -----------------------------------------------------------

          FOR HOMESERVICES.COM INC. SHARES FOR $17.00 PER SHARE IN CASH
          -------------------------------------------------------------

     DES MOINES, IOWA - August 22, 2001 - MidAmerican Energy Holdings Company ("MidAmerican") today announced that it has advised the Board of Directors of HomeServices.Com Inc. (Nasdaq: "HMSV") that it intends to commence a tender offer on or about Monday, August 27, 2001 pursuant to which it will offer to purchase for cash any and all of the outstanding shares of common stock of HMSV not owned by MidAmerican for a cash purchase price of $17 per share. The offer will be conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the offer expiration date at least that number of shares of HMSV common stock (1) that would, when aggregated with the shares owned by MidAmerican, represent at least 90% of all HMSV shares then outstanding and (2) that represent at least a majority of the total number of HMSV common shares outstanding on such date that are not held by MidAmerican, its affiliates and the directors and executive officers of HMSV. Promptly following completion of the tender offer, MidAmerican expects to cause a "short form" merger in which it would acquire at $17 per share any HMSV shares not acquired in the tender offer.

     The offer price represents a premium of 38.8% over the reported closing price of $12.25 of HMSV's common stock on August 21, 2001, the last trading day before the announcement of the offer. MidAmerican presently owns approximately 83.5% of the outstanding HMSV common stock. The tender offer for the outstanding shares of common stock of HMSV described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through MidAmerican's offer to purchase and related letter of transmittal.

     MidAmerican urges investors and security holders to read the following documents when they become available, regarding the tender offer and the merger (described above), because they will contain important information:

     o MidAmerican's tender offer statement on Schedule TO including the offer to purchase, letter of transmittal and notice of guaranteed delivery.

     o    HMSV's solicitation/recommendation statement on Schedule 14D-9.

     HMSV, based in Minneapolis, is the second-largest, full-service independent residential real estate brokerage firm in the U.S. based on closed transaction sides. HMSV offers integrated real estate services including mortgage origination, title and closing services, and other related services. HMSV operates primarily under the Edina Realty, Iowa Realty, CBSHOME Real Estate, J.D. Reece, J.C. Nichols Residential, Long Realty, Paul Semonin Realtors, Carol Jones Realty, First Realty/GMAC, and Champion Realty brand names in 12 states: Minnesota, Iowa, Nebraska, Kansas, Missouri, Arizona, Kentucky, Wisconsin, Indiana, North Dakota, South Dakota and Maryland. HMSV ranks first in market share in each of its major markets, operates more than 184 branch offices, has approximately 8,100 sales associates and has an average operating history of nearly 50 years in its major markets. Information about HMSV and its principal subsidiary companies is available on the Internet at www.homeservices.com.

     MidAmerican, headquartered in Des Moines, Iowa, is a privately owned global energy provider. MidAmerican has approximately 9,600 employees and provides electric and natural gas service to approximately three million customers. MidAmerican has approximately 10,000 net megawatts of diversified power generation under ownership, contract and in operation, construction and advanced development. Information on MidAmerican is available on the Internet at www.midamerican.com.

     These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission (the "SEC"). When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. Copies of each of these documents may also be obtained for free (when available) from the information agent for the offer, to be announced.

     This news release contains certain forward-looking statements. When used in this news release, the words "believes," "expects," "anticipates," "estimates" and similar words or expressions are generally intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties, such as the risks detailed in HMSV's filings with the SEC.

                                      ###